For immediate release
LION ELECTRIC ANNOUNCES THIRD QUARTER 2024 RESULTS
MONTREAL, QUEBEC - November 6, 2024 – The Lion Electric Company (NYSE: LEV) (TSX: LEV) (“Lion” or the “Company”), a leading manufacturer of all-electric medium and heavy-duty urban vehicles, today announced its financial and operating results for the third quarter of fiscal year 2024, which ended on September 30, 2024. Lion reports its results in US dollars and in accordance with International Financial Reporting Standards ("IFRS").
Q3 2024 FINANCIAL HIGHLIGHTS
•Revenue of $30.6 million, down $49.7 million, as compared to $80.3 million in Q3 2023.
•Delivery of 89 vehicles, a decrease of 156 vehicles, as compared to the 245 delivered in Q3 2023.
•Gross loss of $16.0 million, as compared to gross profit of $5.4 million in Q3 2023.
•Net loss of $33.9 million, as compared to net loss of $19.9 million in Q3 2023.
•Adjusted EBITDA1 of negative $19.5 million, as compared to negative $3.9 million in Q3 2023.
•Additions to property, plant and equipment of $0.4 million, down $15.8 million, as compared to $16.2 million in Q3 2023.
•Additions to intangible assets, which mainly consist of vehicle and battery development activities, amounted to $6.0 million, down $9.0 million as compared to $15.0 million in Q3 2023.

BUSINESS UPDATES
•More than 2,200 vehicles on the road, with over 32 million miles driven (over 52 million kilometers).
•Vehicle order book2 of 1,590 all-electric medium- and heavy-duty urban vehicles as of November 6, 2024, consisting of 135 trucks and 1,455 buses, representing a combined total order value of approximately $420 million based on management's estimates.
1 Adjusted EBITDA is a non-IFRS financial measure. See "Non-IFRS Measures and Other Performance Metrics" section of this press release.

2 See “Non-IFRS Measures and Other Performance Metrics” section of this press release. The Company’s vehicles and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book. The vehicles included in the vehicle order book as of November 6, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal Infrastructure Canada’s Zero Emission Transit Fund "ZETF" program, unless otherwise agreed by Infrastructure Canada. In addition, all of the deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. In addition, the Company's current financial position as well as the uncertainty as to its ability to continue as a going concern is likely to increase some or all of the risks relating to the Company's order book. The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

•LionEnergy order book of 366 charging stations and related services as of November 6, 2024, representing a combined total order value of approximately $8 million.
•12 experience centers in operation in the United States and Canada.
“In Q3, we further adjusted our cost structure and optimized our operations to continue to execute on our business strategy to support and promote the increasing electric school bus demand and maintain our leadership position, despite the persistent challenges that we and our industry continue to face and which put significant pressure on our liquidity” stated Marc Bedard, CEO-Founder of Lion. “We also experienced very good momentum in the latest rounds of the EPA Clean School Bus program and will keep our focus on delivering to push forward the electrification of school buses all over America” he added.
SELECT EXPLANATIONS ON RESULTS OF OPERATIONS FOR THE THIRD QUARTER OF FISCAL YEAR 2024
Revenue
For the three months ended September 30, 2024, revenue amounted to $30.6 million, a decrease of $49.7 million, compared to the corresponding period in the prior year. The decrease in revenue was due to a decrease in vehicle sales volume of 156 units, from 245 units (220 school buses and 25 trucks; 132 vehicles in Canada and 113 vehicles in the U.S.) for the three months ended September 30, 2023, to 89 units (71 school buses and 18 trucks; 45 vehicles in Canada and 44 vehicles in the U.S.) for the three months ended September 30, 2024. The decrease in vehicle sales volume was primarily attributable to the impact of the timing of EPA rounds and the continued delays and challenges associated with the granting of subsidies to the Company's clients related to the ZETF program, as well as the impact on the Company's production cadence due to the continued integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms. The Company's objective to preserve liquidity also had a negative impact on the rate of production and deliveries during the third quarter.
For the nine months ended September 30, 2024, revenue amounted to $116.4 million, a decrease of $76.7 million, compared to the nine months ended September 30, 2023. The decrease in revenue was due to a decrease in vehicle sales volume of 278 units, from 664 units (593 school buses and 71 trucks; 518 vehicles in Canada and 146 vehicles in the U.S.) for the nine months ended September 30, 2023, to 386 units (350 school buses and 36 trucks; 294 vehicles in Canada and 92 vehicles in the U.S.) for the nine months ended September 30, 2024. The decrease in vehicle sales volume was primarily attributable to the impact of the timing of EPA rounds and the continued delays and challenges associated with the granting of subsidies to the Company's clients related to the ZETF program, as well as the impact on the Company's production cadence due to the continued integration of its Lion MD batteries onto its vehicles and the continued ramp-up of production of the Lion5 and LionD platforms. The Company's objective to preserve liquidity also had a negative impact on the rate of production and deliveries during the third quarter.
Cost of Sales
For the three months ended September 30, 2024, cost of sales amounted to $46.6 million, representing a decrease of $28.4 million, compared to the corresponding period in the prior year. The decrease was primarily due to lower sales volumes, partially offset by increased manufacturing costs related to the continuing ramp-up of the new products (LionD, Lion5, and the Lion battery packs) and lower production volumes (which resulted in higher fixed manufacturing costs per unit produced).
For the nine months ended September 30, 2024, cost of sales amounted to $158.7 million, representing a decrease of $30.8 million, compared to the nine months ended September 30, 2023. The decrease was primarily due to lower sales volumes, partially offset by increased manufacturing costs related to the continuing ramp-up of the new products (LionD, Lion5, and the Lion battery packs) and lower production volumes (which resulted in higher fixed manufacturing costs per unit produced).
Gross Profit (Loss)
For the three months ended September 30, 2024, gross loss increased by $21.3 million to negative $16.0 million, compared to positive $5.4 million for the three months ended September 30, 2023. The gross loss was primarily due to the impact of lower sales volumes, increased manufacturing costs related to the continuing ramp-up of the new products (LionD, Lion5, and the Lion battery packs) and lower production volume (which resulted in higher fixed manufacturing costs per unit produced).
For the nine months ended September 30, 2024, gross loss increased by $45.8 million to negative $42.3 million, compared to negative $3.5 million for the nine months ended September 30, 2023. The increase in the gross loss was primarily due to the impact of lower sales volumes, increased manufacturing costs related to the continuing ramp-up of the new products (LionD, Lion5, and the Lion battery packs) and lower production volume (which resulted in higher fixed manufacturing costs per unit produced).
Administrative Expenses
For the three months ended September 30, 2024, administrative expenses decreased by $3.3 million, from $13.0 million for the corresponding period in the prior year, to $9.7 million. Administrative expenses for the three months ended September 30, 2024 included $0.3 million of non-cash share-based compensation, compared to $1.0 million for the three months ended September 30, 2023. Excluding the impact of non-cash share-based compensation, administrative expenses decreased from $12.0 million for the three months ended September 30, 2023, to $9.4 million for three months ended September 30, 2024. The decrease was mainly due to a decrease in expenses and a lower headcount, both resulting from the workforce reduction and cost reduction initiatives implemented since November 2023, including as part of the July 2024 Action Plan.
For the nine months ended September 30, 2024, administrative expenses decreased by $6.7 million, from $38.5 million for the nine months ended September 30, 2023, to $31.8 million. Administrative expenses for the nine months ended September 30, 2024 included $1.1 million of non-cash share-based compensation, compared to $3.6 million for the nine months ended September 30, 2023. Excluding the impact of non-cash share-based compensation, administrative expenses decreased from $34.8 million for the nine months ended September 30, 2023, to $30.7 million for nine months ended September 30, 2024. The decrease was mainly due to a decrease in expenses and a lower headcount, both resulting from the workforce reduction and cost reduction initiatives implemented since November 2023, including as part of the July 2024 Action Plan.
Selling Expenses
For the three months ended September 30, 2024, selling expenses decreased by $1.4 million, from $5.2 million for the three months ended September 30, 2023, to $3.8 million. Selling expenses for the three months ended September 30, 2024 included $0.1 million of non-cash share-based compensation, compared to $0.3 million for the three months ended September 30, 2023. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $4.8 million for the three months ended September 30, 2023, to $3.7 million for three months ended September 30, 2024. The decrease was primarily due to lower sales commission expenses in line with lower sales volumes and to streamlined selling related expenses, including lower headcount and marketing costs resulting from the workforce reduction and cost reduction initiatives implemented since November 2023, including as part of the July 2024 Action Plan.
For the nine months ended September 30, 2024, selling expenses decreased by $4.7 million, from $16.5 million for the nine months ended September 30, 2023, to $11.8 million. Selling expenses for the nine months ended September 30, 2024 included $0.2 million of non-cash share-based compensation, compared to $1.2 million for the nine months ended September 30, 2023. Excluding the impact of non-cash share-based compensation, selling expenses decreased from $15.3 million for the nine months ended September 30, 2023, to $11.6 million for nine months ended September 30, 2024. The decrease was primarily due to lower sales commission expenses in line with lower sales volumes and to streamlined selling related expenses, including lower headcount and marketing costs resulting from the workforce reduction and cost reduction initiatives implemented since November 2023, including as part of the July 2024 Action Plan.
Restructuring Costs
Restructuring costs of $0.8 million for the three months ended September 30, 2024 and $2.2 million for the nine months ended September 30, 2024 are comprised mainly of severance costs related to the workforce reductions and July 2024 Action Plan as described in section 8.0 of the Company's MD&A for the three and nine months ended September 30, 2024 entitled “Operational Highlights”.
Finance Costs
For the three months ended September 30, 2024, finance costs increased by $5.3 million, from $7.7 million for the three months ended September 30, 2023, to $13.0 million for the three months ended September 30, 2024. Finance costs for the three months ended September 30, 2024 were net of $0.3 million of capitalized borrowing costs, compared to $1.6 million for the three months ended September 30, 2023. Excluding the impact of capitalized borrowing costs, finance costs increased by $4.0 million compared to the three months ended September 30, 2023. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the third quarter of fiscal 2024 relating to borrowings made under the Company's senior the Company's senior revolving credit agreement (the "Revolving Credit Agreement"), its loan agreement entered into with Investissement Québec (the "IQ Loan"), its loan agreement entered into with the Strategic Innovation Fund of the

Government of Canada the ("SIF Loan"), its loan agreement entered into with Finalta Capital and Caisse de dépôt et placement du Quebec (the "Finalta-CDPQ Loan Agreement"), its other loan agreement with Investissement Québec under the ESSOR program (the "ESSOR Loan") and its financing with respect to a credit facility to finance the Company's accounts payable related to goods or services purchased in the normal course of its operations (the "Supplier Credit Facility"), non-cash interest (including interest paid in kind with respect to the convertible debentures issued by the Company in July 2023 (the "Convertible Debentures")) and accretion expense, and an increase in interest costs related to lease liabilities, partially offset by lower financing costs related to the Convertible Debentures and non-convertible debentures issued by the Company in July 2023 (the "Non-Convertible Debentures"). Finance charges for the three months ended September 30, 2024 included non-cash charges of $5.6 million related to interest paid in kind with respect to the Convertible Debentures and accretion expense.
For the nine months ended September 30, 2024, finance costs increased by $24.8 million, from $11.1 million for the nine months ended September 30, 2023, to $35.9 million for the nine months ended September 30, 2024. Finance costs for the nine months ended September 30, 2024 were net of $1.1 million of capitalized borrowing costs, compared to $4.8 million for the nine months ended September 30, 2023. Excluding the impact of capitalized borrowing costs, finance costs increased by $21.1 million compared to the nine months ended September 30, 2023. The increase was driven primarily by higher interest expense on long-term debt, due to higher average debt outstanding during the nine months ended September 30, 2024 relating to borrowings made under the Revolving Credit Agreement, the IQ Loan, the SIF Loan, the Finalta-CDPQ Loan Agreement, the ESSOR Loan and the Supplier Credit Facility, non-cash interest (including interest paid in kind with respect to the Convertible Debentures) and accretion expense, and an increase in interest costs related to lease liabilities, partially offset by lower financing costs related to the Convertible Debentures and Non-Convertible Debentures issued in July 2023. Finance charges for the nine months ended September 30, 2024 included non-cash charges of $16.6 million related to interest paid in kind with respect to the Convertible Debentures and accretion expense.
Foreign Exchange Loss (Gain)
Foreign exchange loss (gain) relates primarily to the revaluation of net monetary assets denominated in foreign currencies to the functional currencies of the related Lion entities. For the three months ended September 30, 2024, the foreign exchange gain was $1.6 million, compared to a foreign exchange loss of $2.9 million for the three months ended September 30, 2023. For the nine months ended September 30, 2024, the foreign exchange loss was $1.9 million, compared to a foreign exchange gain of $0.1 million for the nine months ended September 30, 2023.The change in foreign exchange loss (gain) related primarily to the impact of changes in foreign currency rates (impact of changes in the Canadian dollar relative to the U.S. dollar).
Change in Fair Value of Conversion Options on Convertible Debt Instruments
For the three and nine months ended September 30, 2024, change in fair value of conversion options on convertible debt instruments resulted in a gain of $4.5 million and $27.8 million, respectively, compared to a gain of $3.4 million for both the three and nine months ended September 30, 2023, related to the revaluation of the conversion options on the Convertible Debentures issued in July 2023 resulting mainly from the decrease in the market price of Lion equity as compared to the previous valuations.

Change in Fair Value of Share Warrant Obligations
For the three and nine months ended September 30, 2024, the change in fair value of share warrant obligations resulted in gains of $3.1 million and $23.2 million, respectively, compared to gains of $0.2 million and $11.9 million, respectively for the three and nine months ended September 30, 2023, related to the Specific Customer Warrants, the public and private Business Combination Warrants, the 2022 Warrants, and the July 2023 Warrants, and resulting mainly from the decrease in the market price of Lion equity as compared to the previous valuations.
Net Loss
The net loss of $33.9 million for the three months ended September 30, 2024 as compared to the net loss of $19.9 million for the same period prior year was mainly due to the higher gross loss and higher finance costs, partially offset by the impact of the reduction in administrative and selling expenses as well as higher gains related to non-cash decrease in the fair value of share warrant obligations and the conversion options on convertible debt instruments.
The net loss of $74.9 million for the nine months ended September 30, 2024 as compared to the net loss of $47.2 million for the same period prior year was mainly due to the higher gross loss and higher finance costs, partially offset by the impact of the reduction in administrative and selling expenses as well as higher gains related to non-cash decrease in the fair value of share warrant obligations and the conversion options on convertible debt instruments.
BASIS OF PRESENTATION
Refer to note 2 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 which also indicates the existence of material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. Based on the current assessment of management, it is not certain that cash and forecasted cash flows from operations will be sufficient to meet the Company's obligations coming due over the next twelve months, and, as a result, the Company's ability to continue as a going concern is dependent on, among other things, its ability to raise additional funds in order to meet its capital requirements and satisfy its obligations as they become due (such as upcoming interest payment obligations under, and repayment at maturity of, certain of its debt instruments), including in connection with the expiration of the covenant relief period (as defined below) on November 15, 2024 and/or the maturity of the Finalta-CDPQ Loan Agreement on November 30, 2024. The Company expects that it will need to negotiate further amendments or concessions or waivers to agreements with the holders of its debt instruments in connection with the expiry of the covenant relief period and upcoming maturity of the Finalta-CDPQ Loan Agreement. See section 2.0 of the Company's MD&A entitled "Basis of Presentation" for additional information.

CONFERENCE CALL
A conference call and webcast will be held on November 6, 2024, at 5:30 p.m. (Eastern Time) to discuss the results. To participate in the conference call, please dial (404) 975-4839 or (833)-470-1428 (toll free) using the Access Code 946933. An investor presentation and a live webcast of the conference call will also be available at www.thelionelectric.com under the “Events and Presentations” page of the “Investors” section. An archive of the event will be available for a period of time shortly after the conference call.
FINANCIAL REPORT
This release should be read together with the 2024 third quarter financial report, including the unaudited condensed interim consolidated financial statements of the Company and the related notes as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023, and the related management discussion and analysis ("MD&A"), which will be filed by the Company with applicable Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission, and which will be available on SEDAR+ as well as on our website at www.thelionelectric.com. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the MD&A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at September 30, 2024 and December 31, 2023
(in US dollars)

	(Unaudited)
	Sep 30, 2024	Dec 31, 2023
	$	$
ASSETS
Current
Cash	26,287,968	29,892,966
Accounts receivable	48,724,699	75,641,780
Inventories	215,103,160	249,606,756
Prepaid expenses and other current assets	2,181,322	1,553,276
Current assets	292,297,149	356,694,778
Non-current
Other non-current assets	7,879,733	6,994,815
Property, plant and equipment	186,611,153	198,536,683
Right-of-use assets	90,986,710	89,663,139
Intangible assets	189,170,558	175,703,257
Contract asset	13,255,046	13,528,646
Non-current assets	487,903,200	484,426,540
Total assets	780,200,349	841,121,318

LIABILITIES
Current
Trade and other payables	57,905,846	92,424,961
Deferred revenue and other deferred liabilities	44,253,046	18,267,139
Current portion of long-term debt and other debts	149,540,872	27,056,476
Current portion of lease liabilities	8,190,021	7,984,563
Current liabilities	259,889,785	145,733,139
Non-current
Long-term debt and other debts	143,095,183	197,885,889
Lease liabilities	87,217,483	83,972,023
Share warrant obligations	5,521,709	29,582,203
Conversion options on convertible debt instruments	4,041,036	25,034,073
Non-current liabilities	239,875,411	336,474,188
Total liabilities	499,765,196	482,207,327
SHAREHOLDERS’ EQUITY
Share capital	489,454,628	489,362,920
Contributed surplus	141,195,903	139,569,185
Deficit	(330,654,757)	(255,746,097)
Cumulative translation adjustment	(19,560,621)	(14,272,017)
Total shareholders’ equity	280,435,153	358,913,991
Total shareholders’ equity and liabilities	780,200,349	841,121,318

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE EARNINGS
For the three and nine months ended September 30, 2024 and 2023
(in US dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
	$	$	$	$
Revenue	30,626,604	80,347,614	116,383,520	193,066,862
Cost of sales	46,580,060	74,982,572	158,694,253	189,540,202
Gross profit (loss)	(15,953,456)	5,365,042	(42,310,733)	3,526,660

Administrative expenses	9,695,244	12,986,754	31,756,737	38,468,226
Selling expenses	3,777,272	5,176,768	11,812,942	16,503,134
Restructuring costs	780,260	—	2,163,269	—
Operating loss	(30,206,232)	(12,798,480)	(88,043,681)	(51,444,700)

Finance costs	13,024,254	7,728,320	35,934,083	11,149,758
Foreign exchange loss (gain)	(1,616,813)	2,861,193	1,907,293	(104,113)
Change in fair value of conversion options on convertible debt instruments	(4,538,039)	(3,355,932)	(27,755,832)	(3,355,932)
Change in fair value of share warrant obligations	(3,129,649)	(179,488)	(23,220,565)	(11,910,809)
Net loss	(33,945,985)	(19,852,573)	(74,908,660)	(47,223,604)
Other comprehensive loss
Item that will be subsequently reclassified to net loss
Foreign currency translation adjustment	2,844,623	(6,201,228)	(5,288,604)	1,161,192
Comprehensive loss for the period	(31,101,362)	(26,053,801)	(80,197,264)	(46,062,412)

Loss per share
Basic loss per share	(0.15)	(0.09)	(0.33)	(0.21)
Diluted loss per share	(0.15)	(0.09)	(0.33)	(0.21)

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three and nine months ended September 30, 2024 and 2023
(in US Dollars)

	(Unaudited)		(Unaudited)
	Three months ended		Nine months ended
	Sep 30, 2024	Sep 30, 2023	Sep 30, 2024	Sep 30, 2023
	$	$	$	$
OPERATING ACTIVITIES
Net loss	(33,945,985)	(19,852,573)	(74,908,660)	(47,223,604)
Non-cash items:
Depreciation and amortization	9,044,054	7,240,088	26,239,530	17,715,104
Share-based compensation	438,191	1,324,325	1,305,275	4,794,878
Accretion expense	3,064,258	2,275,078	9,138,265	2,275,078
Interest paid in kind on convertible debt instruments	2,504,005	—	7,454,040	—
Interest capitalized to long-term debt and other debts	559,764	—	559,764	—
Non-cash issuance of closing fee shares through 2023 Debentures Financing	—	623,336	—	623,336
Change in fair value of share warrant obligations	(3,129,649)	(179,488)	(23,220,565)	(11,910,809)
Change in fair value of conversion options on convertible debt instruments	(4,538,039)	(3,355,932)	(27,755,832)	(3,355,932)
Unrealized foreign exchange gain (loss)	(2,784,007)	(91,679)	1,133,498	(1,323,027)
Net change in non-cash working capital items	49,925,334	(31,679,272)	48,486,016	(47,840,935)
Cash flows used in operating activities	21,137,926	(43,696,117)	(31,568,669)	(86,245,911)
INVESTING ACTIVITIES
Acquisition of property, plant and equipment	(1,436,487)	(22,394,406)	(6,824,835)	(67,790,857)
Addition to intangible assets	(4,604,831)	(16,057,154)	(27,040,490)	(56,513,413)
Proceeds from Mirabel battery building sale-leaseback	—	—	—	20,506,589
Government assistance related to property, plant and equipment and intangible assets	2,765,526	1,690,284	7,164,621	7,441,552
Cash flows used in investing activities	(3,275,792)	(36,761,276)	(26,700,704)	(96,356,129)
FINANCING ACTIVITIES
Increase in long-term debt and other debts	17,067,371	36,875,044	73,669,446	106,099,764
Repayment of long-term debt and other debts	(9,475,665)	(103,985,678)	(13,846,612)	(126,481,649)
Payment of lease liabilities	(1,980,505)	(1,711,692)	(5,994,176)	(4,427,228)
Proceeds from issuance of shares through "at-the-market" equity program, net of issuance costs	—	2,341,367	—	8,580,405
Proceeds from the issuance of units through the December 2022 Offering - Warrants	—	—	—	2,907,226
Proceeds from the issuance of units through the December 2022 Offering - Common Shares, net of issuance costs	—	—	—	4,175,836
Proceeds from the 2023 Debentures Financing, net of issuance costs	—	139,090,995	—	139,090,995
Cash flows from financing activities	5,611,201	72,610,036	53,828,658	129,945,349
Effect of exchange rate changes on cash held in foreign currency	811,892	(636,555)	835,717	58,773
Net increase (decrease) in cash	24,285,227	(8,483,912)	(3,604,998)	(52,597,918)
Cash, beginning of year	2,002,741	44,152,979	29,892,966	88,266,985
Cash, end of period	26,287,968	35,669,067	26,287,968	35,669,067
Other information on cash flows related to operating activities:
Interest paid	355,215	3,360,744	9,975,594	7,218,418
Interest paid under lease liabilities	1,313,555	1,227,560	3,824,020	3,354,611

NON-IFRS MEASURES AND OTHER PERFORMANCE METRICS
This press release makes reference to Adjusted EBITDA, which is a non-IFRS financial measure, as well as other performance metrics, including the Company’s order book, which are defined below. These measures are neither required nor recognized measures under IFRS, and, as a result, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. Lion compensates for these limitations by relying primarily on Lion's IFRS results and using Adjusted EBITDA and order book on a supplemental basis. Readers should not rely on any single financial measure to evaluate Lion's business.
Adjusted EBITDA
“Adjusted EBITDA” is defined as net earnings (loss) before finance costs, income tax expense or benefit, and depreciation and amortization, adjusted to exclude restructuring costs, share-based compensation, change in fair value of conversion options on convertible debt instruments, change in fair value of share warrant obligations, foreign exchange (gain) loss and transaction and other non-recurring expenses. Lion uses adjusted EBITDA to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a further understanding of factors and trends affecting its business. The Company also believes this measure is useful for investors to assess the Company's profitability, its cost structure and its ability to service debt and to meet other payment obligations. However, readers should be aware that when evaluating Adjusted EBITDA, Lion may incur future expenses similar to those excluded when calculating Adjusted EBITDA. In addition, Lion’s presentation of these measures should not be construed as an inference that Lion’s future results will be unaffected by unusual or non-recurring items. Readers should review the reconciliation of net earnings (loss), the most directly comparable IFRS financial measure, to Adjusted EBITDA presented by the Company under section 12.0 of the Company's MD&A for the three and nine months ended September 30, 2024 entitled "Results of Operations - Reconciliation of Adjusted EBITDA."

Order Book
This press release also makes reference to the Company’s "order book" with respect to vehicles (trucks and buses) as well as charging stations. The Company’s vehicles and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients, or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained under “Pricing” in section 9.0 of the MD&A entitled “Order Book”. The vehicles included in the vehicle order book as of November 6, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the Federal Infrastructure Canada’s Zero Emission Transit Fund "ZETF" program, unless otherwise agreed by Infrastructure Canada. In addition, substantially all deliveries are subject to the granting of subsidies and incentives with processing times that are subject to important variations. There has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. In addition, the Company's current financial position as well as the material uncertainty as to its ability to continue as a going concern is likely to increase some or all of the risks relating to the Company's order book. See "Increased Risks relating to Order Book" under section 9.0 of the MD&A entitled "Order Book."

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales. See the section below for a full description of the methodology used by the Company in connection with the order book and certain important risks and uncertainties relating to such methodology and the presentation of the order book.

General Principle:
The Company’s vehicle and charging stations order book is determined by management based on purchase orders that have been signed, orders that have been formally confirmed by clients or products in respect of which formal joint applications for governmental programs, subsidies or incentives have been made by the applicable clients and the Company. The order book is expressed as a number of units or a total dollar value, which dollar value is determined based on the pricing of each unit included in the order book as further explained below under the section entitled “Pricing”.

The vehicles included in the vehicle order book as of November 6, 2024 provided for a delivery period ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. In addition, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, including programs in respect of which applications relating to vehicles of Lion have not yet been fully processed to date. The processing times of governmental programs, subsidies and incentives are also subject to important variations. As further described below under the sections entitled “Delivery Periods” and “Ongoing Evaluation; Risk Factors”, there has been in the past and the Company expects there will continue to be variances between the expected delivery periods of orders and the actual delivery times, and certain delays could be significant. Also, there has been in the past and the Company expects there will continue to be variances in the eligibility criteria of the various programs, subsidies and incentives introduced by governmental authorities, including in their interpretation and application. Such variances or delays could result in the loss of a subsidy or incentive and/or in the cancellation of certain orders, in whole or in part. In addition, the Company's current financial position and the uncertainty related thereto may negatively impact governmental authorities' perception of the Company and the processing of governmental subsidies or incentives on which substantially all of the vehicles included in the order book are conditioned upon, including in connection with the Company's current discussions with the Canadian Federal government regarding the application of the ZETF program.

The Company’s presentation of the order book should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Delivery Periods:
The Company’s order book refers to products that have not yet been delivered but which are reasonably expected by management to be delivered within a time period that can be reasonably estimated and includes, in the case of charging stations, services that have not been completed but which are reasonably expected by management to be completed in connection with the delivery of the product.

Purchase orders and applications relating to vehicles of Lion generally provide for a time period during which the client expects delivery of the vehicles. Such period can vary from a specific date, a number or range of months after the issuance of the order or application, or a calendar year. The vehicles included in the vehicle order book as of November 6, 2024 provided for a delivery period, subject to the satisfaction of the conditions set forth in each order (which, in substantially all cases as further discussed herein, relate to the approval of governmental subsidies and grants), ranging from a few months to the end of the year ending December 31, 2028, with substantially all of such vehicles currently providing for deliveries before the end of the year ending December 31, 2025, which corresponds to the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF, unless otherwise agreed by Infrastructure Canada. Delivery periods are disclosed from time to time by the Company when available in respect of material orders. Delivery periods should not be construed as a representation or a guarantee by the Company that the actual delivery time will take place as scheduled. Given the nature of the business and the products of the Company, the implied lead time for the production and delivery of a vehicle (which may be impacted, among other things, by supply chain challenges or changes in specifications as well as the Company's production cadence), the nature of certain customers of the Company (in many cases, fleet owners operating capital intensive operations which require financing and ongoing scheduling flexibility), and the fact that, as further described herein, substantially all of the vehicle orders included in the order book are subject to the granting of governmental subsidies and incentives, actual delivery times may be subject to important variations or delays. In addition, the workforce reduction and other cost-cutting measures implemented by the Company aimed at managing liquidity have negatively impacted production cadence and vehicle deliveries, and the Company expects that its current financial position and results of operations will continue to impact production cadence and vehicle deliveries as it continues to focus on managing its liquidity in order to meet its capital requirements and satisfy its obligations as they become due. Please refer to the section entitled “Ongoing Evaluation; Risk Factors” of the MD&A for the three and nine months ended September 30, 2024 regarding the potential impact of variations or delays in deliveries.

Pricing:	When the Company’s order book is expressed as an amount of sales, such amount has been determined by management based on the current specifications or requirements of the applicable order, assumes no changes to such specifications or requirements and, in cases where the pricing of a product or service may vary in the future, represents management’s reasonable estimate of the prospective pricing as of the time such estimate is reported. A small number of vehicles included in the order book have a pricing that remains subject to confirmation based on specifications and other options to be agreed upon in the future between the applicable client and the Company. For purposes of the determination of the order book and the value allocated to such orders, management has estimated the pricing based on its current price lists and certain other assumptions relating to specifications and requirements deemed reasonable in the circumstances.

Performance Metric:	The order book is intended as a supplemental measure of performance that is neither required by, nor presented in accordance with, IFRS, and is neither disclosed in nor derived from the financial statements of the Company. The Company believes that the disclosure of its order book provides an additional tool for investors to use in evaluating the Company’s performance, market penetration for its products, and the cadence of capital expenditures and tooling.

The Company’s computation of its order book is subject to the specific methodology described herein and may not be comparable to other similarly entitled measures computed by other companies, because all companies may not calculate their order book in the same fashion. Other companies also sometimes refer to or use “order backlog” or “order intake” as performance metrics, which are most likely not calculated on the same basis as the Company’s order book. In addition, as explained above, the Company’s presentation of the order book is calculated based on the orders and the applications made as of the time that the information is presented, and it is not based on the Company’s assessment of future events and should not be construed as a representation by the Company that the vehicles and charging stations included in its order book will translate into actual sales.

Ongoing Evaluation; Risk Factors:
A portion of the vehicles or charging stations included in the Company’s order book may be cancellable in certain circumstances (whether by reason of a delivery delay, unavailability of a program, subsidy or incentive or otherwise) within a certain period. Management reviews the composition of the order book every time it is reported in order to determine whether any orders should be removed from the order book. For purposes of such exercise, management identifies orders that have been or are reasonably likely to be cancelled and examines, among other things, whether conditions attaching to the order are reasonably likely to result in a cancellation of the order in future periods as well as any other available information deemed relevant, including ongoing dialogue with clients and governments. Such exercise may result from time to time in orders that have previously been included in the order book being removed even if they have not been formally canceled by the client. See the first paragraph of section 9.0 of the MD&A for the three and nine months ended September 30, 2024 entitled "Order Book" for a presentation of the variance in the total number of units and the total dollar value of the vehicles and charging stations included in the Company's order book since July 30, 2024, being the last date on which such information was presented.

The Company cannot guarantee that its order book will be realized in full, in a timely manner, or at all, or that, even if realized, revenues generated will result in profits or cash generation as expected, and any shortfall may be significant. The Company’s conversion of its order book into actual sales is dependent on various factors, including those described below and under section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. For instance, a customer may voluntarily or involuntarily default on an order, may become subject to bankruptcy or insolvency or cease its business operations. In addition, substantially all of the vehicle orders included in the order book are subject to conditions relating to the granting of governmental subsidies or incentives to Lion's customers or a specified timing for the delivery of the vehicle and, in a limited number of cases, the availability of certain specifications and options or the renewal of certain routes by governmental or school authorities. As a result, the Company’s ability to convert its order book into actual sales is highly dependent on the granting and timing of governmental subsidies and incentives, most notably subsidies and incentives under the Quebec government’s 2030 Plan for a Green Economy (the “Quebec Green Economy Plan”), Federal Infrastructure Canada's ZETF, the Government of Canada Incentives for Medium- and Heavy-Duty Zero-Emission Vehicles (iMHZEV) Program, the U.S. Environmental Protection Agency Clean School Bus Program and California’s Hybrid and Zero-Emission Truck and Bus Voucher Incentive Project (HVIP). Approximately half of the vehicles included in the order book are contingent upon grants under the ZETF, in respect of which applications relating to vehicles of Lion have not yet been fully processed to date and December 31, 2025 is the latest date by which claims are required to be made according to the current eligibility criteria of the ZETF program, unless otherwise agreed by Infrastructure Canada. During the nine months ended September 30, 2024, only one application for 200 school buses under the program submitted by one of Lion's customers was approved by the ZETF which resulted in the delivery of 70 school buses by Lion. Lion continues to be actively engaged in discussions with the Canadian Federal government regarding the application of the program. If the above-mentioned delays persist, the orders relating to such vehicles may be cancelled, in whole or in part, or be subject to renegotiation.

Any termination, modification, delay or suspension of any governmental programs, subsidies and incentives, including, most importantly as of the date hereof, the ZETF, the Quebec Green Economy Plan or the EPA Program could result in delayed deliveries or the cancellation of all or any portion of orders, which, in turn, could have a material and adverse effect on the Company’s business, results of operations or financial condition.

The Company’s conversion of its order book into actual sales is also dependent on its ability to economically and timely manufacture its vehicles, at scale. The Company delivered 519 vehicles during the year ended December 31, 2022, 852 vehicles during the year ended December 31, 2023 and 386 vehicles during the nine months ended September 30, 2024. As of November 6, 2024, the Company’s vehicle order book stood at 1,590 vehicles. The execution of the Company’s growth strategy and the conversion of its order book, which currently provides for deliveries ranging from a few months to the end of the year ending December 31, 2028, will require that the Company increases its production cadence. While the Saint-Jerome facility and Joliet Facility currently have the infrastructure in place, including in terms of production lines and equipment, to achieve a production capacity of up to 2,500 vehicles and 2,500 buses, respectively, on an annual basis (see section 5.0 of the MD&A for the three and nine months ended September 30, 2024 entitled “Company Overview” and “Product Development and Manufacturing” under section 10.0 of the MD&A for the three and nine months ended September 30, 2024 entitled “Key Factors Affecting Lion's Performance” for further details), the Company's operations are currently being conducted on a lower scale and it has limited experience to date in high volume manufacturing. In addition, as of November 6, 2024, 96 units included in the order book, consisting of trucks and representing a combined total order value of approximately $35 million, related to products which had been developed and were being sold, but that were not currently in commercial production. See “Products and Solutions” in section 6.2 of the Company’s Annual Information Form for the year ended December 31, 2023 entitled “Business of the Company”. Any failure by the Company to successfully develop its vehicles, source its key components, and scale its manufacturing processes within projected costs and timelines could have a material adverse effect on its business, results of operations or financial condition. As a result, the Company’s realization of its order book is subject to a number of risks and uncertainties, including the risks described in section 3.0 of the MD&A for the three and nine months ended September 30, 2024 entitled “Caution Regarding Forward-Looking Statements” and section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022, and there can be no assurance that the Company will be successful in converting all or a significant portion of its order book into actual sales.

RECONCILIATION OF ADJUSTED EBITDA

The following table reconciles net loss to Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Unaudited - Three months ended September 30,		Unaudited - Nine months ended September 30,
	2024	2023	2024	2023
	(in thousands)		(in thousands)

Revenue	$30,627	$80,348	$116,384	$193,067

Net loss	($33,946)	($19,853)	($74,909)	($47,224)
Restructuring costs(1)	$780	$—	$2,163	$—
Finance costs	$13,024	$7,728	$35,934	$11,150
Depreciation and amortization	$9,044	$7,240	$26,240	$17,715
Share-based compensation(2)	$438	$1,324	$1,305	$4,795
Change in fair value of conversion options on convertible debt instruments(3)	($4,538)	($3,356)	($27,756)	($3,356)
Change in fair value of share warrant obligations(4)	($3,130)	($179)	($23,221)	($11,911)
Foreign exchange loss (gain)(5)	($1,617)	$2,861	$1,907	($104)
Transaction and other non-recurring expenses(6)	$416	$374	$917	$951
Adjusted EBITDA	($19,527)	($3,860)	($57,419)	($27,984)
(1)Represents the restructuring costs (mainly severance costs) recognized in connection with workforce reduction and measures implemented by the Company (including the July 2024 Action Plan), as described in Note 12 to the condensed interim consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024, and 2023. See also “Workforce Reduction” in section 8.0 of the MD&A for the three and nine months ended entitled September 30, 2024 “Operational Highlights.”
(2)Represents non-cash expenses recognized in connection with the issuance of stock options, restricted share units, and deferred share units issued under Lion's omnibus incentive plan as described in Note 11 to the condensed interim consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024, and 2023.
(3)Represents non-cash change in the fair value of the conversion options on convertible debt instruments as described in Note 9 to the condensed interim consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024, and 2023.
(4)Represents non-cash change in the fair value of the share warrant obligations as described in Note 10 to the condensed interim consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024, and 2023.
(5)Represents losses (gains) relating to foreign exchange translation.
(6)For the three and nine months ended September 30, 2024, and 2023, represents non-recurring professional, legal and consulting fees.
ABOUT LION ELECTRIC
Lion Electric is an innovative manufacturer of zero-emission vehicles. The company creates, designs and manufactures all-electric class 5 to class 8 commercial urban trucks and all-electric school buses. Lion is a North American leader in electric transportation and designs, builds and assembles many of its vehicles' components, including chassis, battery packs, truck cabins and bus bodies.
Always actively seeking new and reliable technologies, Lion vehicles have unique features that are specifically adapted to its users and their everyday needs. Lion believes that transitioning to all-electric vehicles will lead to major improvements in our society, environment and overall quality of life. Lion shares are traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol LEV.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking statements"). Any statements contained in this press release that are not statements of historical fact, including statements about Lion’s beliefs and expectations, are forward-looking statements and should be evaluated as such.
Forward-looking statements may be identified by the use of words such as “believe,” “may,” “will,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “project,” “potential,” “seem,” “seek,” “future,” “target” or other similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements may contain such identifying words.
These forward-looking statements include statements regarding the Company’s liquidity and capital requirements and management’s forecasts related thereto, the Company's ability to continue as a going concern, the implementation by the Company of measures and initiatives aimed at reducing its cost structure, managing its liquidity and optimizing its balance sheet (including the July 2024 Action Plan) and the expected impact thereof, the end of the covenant relief period agreed to with the lenders under the Revolving Credit Agreement and the Finalta-CDPQ Loan (the "covenant relief period") and the upcoming maturity of certain of the Company's debt instruments, the implementation by the Company of measures to reduce its vehicle and battery development costs and its inventory levels (including the Company’s fiscal 2024 objectives related thereto), the Company’s order book and the Company's ability to convert it into actual sales, the expected production capacity of the Company’s manufacturing facilities in Saint-Jerome and the United States and the Company’s battery manufacturing plant (the "Battery Plant") and innovation center in Quebec (the "Innovation Center"), the sourcing of lithium-ion battery cells, the Company's future growth and long-term strategy, the Company’s expected product pipeline, and the development and timing of commercial production of certain platforms and models. Such forward-looking statements are based on a number of estimates and assumptions that Lion believes are reasonable when made, including that Lion will be able to retain and hire key personnel and maintain relationships with customers, suppliers and other business partners, that Lion will be able to continue to operate its business in the normal course, that Lion will be able to implement its growth strategy, that Lion will be able to successfully and timely ramp-up manufacturing capacity at its Saint-Jerome facility, its U.S. manufacturing facility and at the Battery Plant and Innovation Center as required in the future, that Lion will not suffer any supply chain challenges or any material disruption in the supply of raw materials on competitive terms, that Lion will be able to maintain its competitive position, that Lion will continue to improve its operational, financial and other internal controls and systems to manage its growth and size, that Lion will be able to benefit, either directly or indirectly (including through applications made by the Company and/or its clients), on a timely basis, from governmental programs, subsidies and incentives, that Lion will not incur any material obligations with respect to product warranty claims or product recalls, and that Lion will be able to secure additional funding through equity or debt financing on terms acceptable to Lion and in the amounts needed when required in the future. Such estimates and assumptions are made by Lion in light of the experience of management and their perception of historical trends, current conditions and expected future developments, as well as other factors believed to be appropriate and reasonable in the circumstances. However, there can be no assurance that such estimates and assumptions will prove to be correct.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Lion believes that these risks and uncertainties include the following:

•the Company's ability to continue as a going concern, which will be dependent upon, among other things, the Company's ability to raise additional funds and/or negotiate further amendments or concessions or waivers with the holders of its debt instruments (including in each case in connection with the expiry of the covenant relief period and upcoming maturity of the Finalta-CDPQ Loan Agreement);
•any inability to generate sufficient cash flows and/or raise additional funds to meet its capital requirements and meet its obligations as they become due (including upcoming interest payment obligations under, and repayment at maturity of, certain of its debt instruments), in each case when due and in the amounts needed;
•any inability to remain in compliance with financial ratios under, and the terms and conditions of, its debt instruments (including during or after the covenant relief period);
•any inability to negotiate further amendments or concessions or waivers to agreements with the holders of its debt instruments when needed in the future;
•any inability to generate sufficient cash flows and/or raise additional funds to pursue its growth strategy, when and in the amounts needed;
•any adverse changes in U.S. or Canadian general economic, business, market, financial, political or legal conditions, including as a consequence of the ongoing uncertainties relating to inflation and interest rates;
•the increased risks relating to the Company's order book resulting from the uncertainty relating to the Company's financial position and cash flows;
•any unavailability, reduction, discriminatory application, delay in processing or elimination of governmental programs, subsidies or incentives due to policy changes, government regulations or decisions or otherwise;
•any inability to ramp-up the production of Lion's products;
•any inability to meet the expectations of the Company's customers in terms of products, specifications, and services;
•any inability to successfully and economically manufacture and distribute its vehicles at scale;
•any inability to execute the Company's growth strategy;
•any escalation, deterioration and adverse effects of current military conflicts, which may affect economic and global financial markets and exacerbate ongoing economic challenges;
•any unfavorable fluctuations and volatility in the availability or price of raw materials included in components used to manufacture the Company's products, including battery cells, modules and packs;
•the reliance on key suppliers and any inability to maintain an uninterrupted supply of raw materials;
•any inability to reduce total cost of ownership of electric vehicles sold by the Company over time;
•the reliance on key management and any inability to attract and/or retain key personnel;
•labor shortages (including as a result of employee departures, turnover, demands for higher wages and unionization of employees) which may force the Company to operate at reduced capacity, to lower its production and delivery rates or lower its growth plans, and could pose additional challenges related to employee compensation;
•any inability to maintain the Company's competitive position;
•any inability to reduce the Company's costs of supply over time;
•any inability to maintain and enhance the Company's reputation and brand;

•any significant product repair and/or replacement due to product warranty claims or product recalls;
•any failure of information technology systems or any cybersecurity and data privacy breaches or incidents;
•any inability to secure adequate insurance coverage or a potential increase in insurance costs;
•natural disasters, epidemic or pandemic outbreaks, boycotts and geo-political events such as civil unrest, acts of terrorism, the current ongoing military conflicts or similar disruptions;
•the outcome of any legal proceedings in which the Company is or may be involved from time to time; and
•any event or circumstance, including the materialization of any of the foregoing risks and uncertainties, resulting in the Company's inability to convert its order book into actual sales.

These and other risks and uncertainties related to the business of Lion are described in greater detail in section 23.0 entitled “Risk Factors” of the Company’s MD&A for the years ended December 31, 2023 and 2022. Many of these risks are beyond Lion’s management’s ability to control or predict. All forward-looking statements attributable to Lion or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements contained and risk factors identified in the the Company’s MD&A for the three and nine months ended September 30, 2024 and in other documents filed with the applicable Canadian regulatory securities authorities and the U.S. Securities and Exchange Commission (the "SEC'').
Because of these risks, uncertainties and assumptions, readers should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under applicable securities laws, Lion undertakes no obligation, and expressly disclaims any duty, to update, revise or review any forward-looking information, whether as a result of new information, future events or otherwise.
See section 2.0 of the Company's MD&A for the three and nine months ended September 30, 2024 entitled "Basis of Presentation," section 15.0 of the Company's MD&A for the three and nine months ended September 30, 2024 entitled "Liquidity and Capital Resources," and note 2 of the Company's unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 which indicate the existence of material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.
CONTACT
Patrick Gervais
Vice President, Trucks & Public Affairs
patrick.gervais@thelionelectric.com
514-992-1060